STINA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 and 2004

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Stina Resources Ltd. and have not been reviewed by the auditors of Stina Resources Ltd.

STINA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005 AND SEPTEMBER 30, 2004
(Unaudited)

ASSETS

	June 30 2005	September 30, 2004
CURRENT ASSETS		
Cash	$ 213,082	$ 232,770
Accounts receivable	20,163	10,172
Inventories (Note 3)	12,857	11,940
	246,102	254,882
DUE FROM RELATED PARTIES (Note 9)	-	9,878
MINERAL INTEREST (Note 4)	96,258	-
EQUIPMENT (Note 5)	763	897
	$ 343,123	$ 265,657

LIABILITIES

	June 30 2005	September 30, 2004
CURRENT LIABILITIES		
Accounts payable	$ 28,000	$ 49,511
Due to related parties (Note 9)	5,004	13,382
	33,004	62,893

SHAREHOLDERS' EQUITY

	June 30 2005	September 30, 2004
SHARE CAPITAL (Note 6)	2,990,904	2,760,904
CONTRIBUTED SURPLUS (Note 6)	215,188	-
DEFICIT	(2,895,973)	(2,558,140)
	310,119	202,764
	$ 343,123	$ 265,657

Approved on behalf of the Board

Edward Gresko, Director

Sidney Mann, Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(Unaudited)

	Three months ended June 30, 2005	Nine months ended June 30, 2005	Three months ended June 30, 2004	Nine months ended June 30, 2004
SALES	$ 30,657	$ 77,470	$ 31,474	$ 86,466
COST OF GOODS SOLD (Schedule 1)	7,891	20,387	6,817	19,841
GROSS PROFIT	22,766	57,083	24,657	66,625
EXPENSES				
Northern Sea's Expenses (Schedule 2)	23,770	56,078	16,438	64,282
Administration Expenses (Schedule 3)	259,349	338,838	12,297	47,229
	283,119	394,916	28,735	111,511
NET LOSS FOR THE PERIOD	$ (260,353)	$ (337,833)	$ (4,078)	$ (44,886)
DEFICIT, at beginning of period	2,635,620	2,558,140	2,510,641	2,469,833
DEFICIT, at end of period	$ 2,895,973	$ 2,895,973	$ 2,514,719	$ 2,514,719
LOSS PER SHARE	$ (0.028)	$ (0.036)	$ (0.001)	$ (0.006)

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(Unaudited)

	Three months ended June 30, 2005	Nine months ended June 30, 2005	Three months ended June 30, 2004	Nine months ended June 30, 2004
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss	$ (260,353)	$ (337,833)	$ (4,078)	$ (44,886)
Add non-cash items:				
Amortization	45	135	56	168
Stock based compensation	215,188	215,188	-	-
	(45,120)	(122,510)	(4,022)	(44,718)
Net changes in other non-cash operating accounts				
Accounts receivable	(3,753)	(9,992)	1,998	(1,330)
Inventories	(21,059)	(917)	3,894	(6,815)
Accounts payable	(67)	(21,511)	(9,487)	(26,450)
	(69,999)	(154,930)	(7,617)	(79,313)
FINANCING ACTIVITIES				
Issuance of share capital	230,000	230,000	80,000	167,500
Share subscription	(100,000)	-	-	-
Due to(from) related parties	1,500	1,500	(2,746)	(7,964)
	131,500	231,500	77,254	159,536
INVESTING ACTIVITIES				
Mineral properties	(96,258)	(96,258)	-	-
	(96,258)	(96,258)	-	-
INCREASE (DECREASE) IN CASH	(34,757)	19,688	69,637	80,223
CASH, beginning of period	247,839	232,770	10,630	44
CASH, end of period	$ 213,082	$ 213,082	$ 80,267	$ 80,267

Cash and Equivalents is comprised of:				
Bank	88,082	88,082	80,267	80,267
Guaranteed Investment Certificates	125,000	125,000	-	-
	$ 213,082	$ 213,082	$ 80,267	$ 80,267

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(Unaudited)

	Three months ended June 30, 2005	Nine months ended June 30, 2005	Three months ended June 30, 2004	Nine months ended June 30, 2004
OPENING INVENTORY	$ 12,790	$ 11,940	$ 17,810	$ 7,100
ADD:				
Purchases	-	1,512	-	3,647
Packaging and testing	7,958	19,377	2,923	22,622
Duty, freight and brokerage	-	415	-	388
	7,958	21,304	2,923	26,657
	20,748	33,244	20,733	33,757
LESS ENDING INVENTORY	(12,857)	(12,857)	(13,916)	(13,916)
COSTS OF GOODS SOLD	$ 7,891	$ 20,387	$ 6,817	$ 19,841

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(Unaudited)

	Three months ended June 30, 2005	Nine months ended June 30, 2005	Three months ended June 30, 2004	Nine months ended June 30, 2004
SALES	$ 30,657	$ 77,470	$ 31,474	$ 86,466
COST OF SALES	7,891	20,387	6,817	19,841
	22,766	57,083	24,657	66,625
ADMINISTRATIVE EXPENSES				
Accounting	$ 137	$ 386	$ 3	$ 312
Advertising and promotion	2,217	3,993	883	1,851
Office	3,338	6,155	1,615	4,464
Product and market development	-	-	-	7,400
Rent	8,019	14,162	3,038	13,314
Shipping and postage	907	4,264	1,438	6,085
Telephone	1,572	4,308	943	3,724
Wages, commissions, and contract services	7,580	22,810	8,518	27,132
	$ (23,770)	$ (56,078)	$ (16,438)	$ (64,282)
OPERATING PROFIT (LOSS)	$ (1,004)	$ 1,005	$ 8,219	$ 2,343

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(Unaudited)

	Three months ended June 30, 2005	Nine months ended June 30, 2005	Three months ended June 30, 2004	Nine months ended June 30, 2004
Accounting, audit and legal	$ 8,494	$ 36,191	$ 9,700	$ 12,971
Amortization	45	135	56	168
Bank charges and interest	(26)	(95)	27	194
Consulting	30,748	57,748	-	16,100
Office and sundry	639	4,224	50	125
Regulatory fees	1,100	16,900	879	9,914
Printing	-	-	-	778
Project investigation	-	-	-	1,175
Transfer agent	1,768	5,297	1,488	5,399
Travel and promotion	1,398	3,228	-	510
Stock based compensation	215,188	215,188	-	-
Loss (Gain) on exchange	(5)	22	97	(105)
	$ 259,349	$ 338,838	$ 12,297	$ 47,229

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2004.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operations for the nine months ended June 30, 2005 are not necessarily indicative of results to be expected for the entire year ending September 30, 2005.

2. NATURE OF OPERATIONS

The Company has been primarily engaged in the health food and supplement products industry and has recently changed its principal business focus to the resource sector.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital surplus of $213,098. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

b) Equipment and Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all equipment is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value estimates are based on management's estimate of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

i) Stock based compensation

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and other stock based payments, in the prior year.

Under the guidelines, all new or repriced stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees

j) Revenue recognition

Revenue from product sales is recorded upon product shipment and when collection is reasonably assured.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

k) Basic and diluted loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, Earnings per share, in the prior year.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

l) Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable and amounts due to and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity. The fair value of amounts due to and from related parties cannot be determined as they have no repayment terms.

m) Asset retirement obligations

The Company has adopted recent accounting pronouncements of the Canadian Institute of Chartered Accountants Handbook section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect of the current period financial statements.

3. INVENTORIES

	2005	2004
Inventories consist of:		
Raw materials	1,939	2,160
Finished goods	10,918	9,780
	12,857	11,940

4. MINERAL INTEREST

On January 21, 2005, Company entered into a property option agreement with Vanadium International Co. ("Vanadium") to purchase a 50% undivided interest, subject to 2.5% Net Smelter Royalty (NSR) in 19 mining claims (the Bisoni McKay Vanadium Property) covering 392.6 acres, located in Nye County, Nevada, USA.

To earn its interest, the Company is to make a series of cash payments and issue shares to Vanadium, as well as fund exploration activities. Upon receipt of approval by the regulatory authorities, the Company is to make a $60,000 cash payment (paid) and fund $150,000 of exploration expenditures within one year.

Within two years of the date of regulatory approval, the Company must make a $90,000 cash payment, issue 625,000 shares and incur and finance $200,000 of Phase 1 exploration expenditures.

Within three years of the date of regulatory approval, the Company must make a $100,000 cash payment, issue 625,000 shares and incur and finance $350,000 of Phase 2 exploration expenditures.

4. MINERAL PROPERTIES - CONT'D

The Company also has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years by paying US $2,000,000.

The Company is also currently staking additional claims in the area which are contiguous with the existing claims.

5. EQUIPMENT

	June 30 2005			September 30 2004
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,808	371	436
Laboratory equipment	4,270	3,878	392	461
	7,449	6,686	763	897

6. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

		Number of Shares	Amount $
Balance, September 30, 2004		9,249,967	2,760,904
Issued during the year:			
Shares	i)	300,000	150,000
Warrants exercised	ii)	500,000	80,000
		-	-
Balance, June 30, 2005		10,049,967	2,990,904

i) During May 2005, the Company completed a private placement of 300,000 shares at a price of $0.50 per share.

ii) In June 2005, a total of 500,000 warrants were exercised at a price of $0.16 per share.

b) Shares in escrow

750,000 shares (2004 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

6. SHARE CAPITAL – CONT'D

c) Share purchase warrants

Number	Exercise Price	Expiry date
1,200,000	0.26	August 11, 2006

d) Stock options

The Company granted a total of 924,994 employee stock options at an exercise price of $0.50 per share, exercisable until May 18, 2010.

Stock based compensation expense of $215,188 with respect to the option grant has been recognized and recorded as contributed surplus in shareholder equity for the period.

7. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $10,000 (2004 - $7,730) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $18,000 were paid to a director of the Company (2004 - $18,000) for product sales.

During the period, the Company incurred fees in the amount of $32,800 (2004 - $23,630) to a company owned by an officer of the Company for administrative services.

Related party transactions have been recorded at their dollar exchange amount.

8. DUE FROM (TO) RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	2005 $	2004 $
Due from related parties:		
Company controlled by a director	-	9,878
	-	9,878
Due to related parties:		
Officer	-	1,222
Company controlled by an officer	5,004	12,160
	5,004	13,382

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

9. SUPPLEMENTARY CASH FLOW INFORMATION

There were no interest or income taxes paid and no significant non-cash transactions during the periods ended June 30, 2005 and 2004.

10. COMPARATIVE FIGURES

Certain of the 2004 figures have been reclassifed to conform with current presentation.

11. SUBSEQUENT EVENTS

Subsequent to quarter end the Company has:

- arranged and completed a non-brokered financing of 350,000 units at $1.00. Each unit will consist of one common share and one half warrant for the purchase of one common share exercisable for two years at a $1.25.

- received TSX Venture Exchange approval for a six month investor relations agreement for $4,000 per month , renewable every six months;

- staked and filed an additional eighteen claims, contiguous with the existing claims, in Nye County, Nevada.

- Amended the geo technical report filed in April 2005 from three fences of three diamond core drilling holes totaling approximately 3,000 feet, to one fence of three diamond core drilling holes totaling approximately 1,000 feet, and ten to twelve reverse circulation holes totaling approximately 3,000 to 3,600 feet, and the staking of an additional 17 claims contiguous with the existing claims.

- Contracted Kettle Drilling Company to conduct the proposed initial three hole fence of diamond core drilling on the property as per the geological report.

STINA RESOURCES LTD.

Form 51-102F1
Management Discussion & Analysis
for the Quarter Ended
June 30, 2005

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 / Fax: (416) 368-2635

STINA RESOURCES LTD.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2005 AND UP TO THE DATE OF AUGUST 29, 2005

THIS REPORT DATED : AUGUST 29, 2005

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2004, and internal financial statements for the quarter ending December 31, 2004 and March 31, 2005 which are incorporated by reference to this discussion.

1. NATURE OF BUSINESS:

Mineral Exploration

The Company, on June 3 2005, received acceptance from the TSX Venture Exchange for a change of business from solely the alternative natural health food manufacturing and wholesaling business to include Mineral Exploration. The key nature of business for the company now is the exploration of the Bisoni McKay Vanadium Property in Nevada. (see section 3 below). The Company is proceeding with the recommendations of a geological technical report prepared by JAMine in this year, with respect to the further exploration of the property. The company has initiated exploration work on this property with respect to Phase I of the technical report, including further staking of adjoining property claims. The company expects to initiate field surface mapping and sampling in he near future, as well as subsequent diamond core drilling and reverse circulation drilling in strategic areas on the existing claims. (see news releases dated July 6/05 and July 27/05)

The Bisoni McKay Vanadium property is located in north central Nevada, just east of Eureka, in Nye County. The company, after entering into an option agreement with Vanadium International Co on January 27, 2005, holds rights to 19 mineral claims on the property, and an additional 17 claims recently staked in July/05. Prior exploration, particularly reverse circulation drilling in the 1960's and 1970s was conducted on the property, however the results are too old and incomplete to be considered under Regulations 43-101, for the reporting of mineral reserves.

Subsequently, in November 2004, Vanadium International Co. drilled two reverse circulation holes on the property, and completed extensive surface trench sampling.

Assays from the first reverse circulation hole drilled in November 2004 indicated a grade of 0.33% V2O5 (vanadium pentoxide) from 0 to 60 feet, and 0.27% from 235 to 285 feet Drilling was stopped due to weather conditions while still in vanadium)

Assays for vanadium pentoxide (V2O5) from trench sampling were 35 feet of 0.21 per cent over 35 feet for trench 23, 0.24 per cent over 95 feet for trench 24 and 0.18 per cent over 40 feet for trench 25. Also, as previously reported, the company intends to use core drilling to twin Hecla's hole No. BMK18 which averaged 0.47 per cent V2O5 over the full length of 400 feet, and included 90 feet of 0.81 per cent V2O5 from 235 feet to 325 feet.

There has been insufficient exploration to define a mineral resource on the Bisoni McKay property, and it is uncertain as to whether, or not, further exploration will result in the discovery of a mineral resource on the property.

On July 15, 2005, the quoted price of vanadium pentoxide (V2O5) on the London Metals Exchange was $18.50 (U.S.) to $19.50 (U.S.) per pound. A grade of 0.10 per cent V2O5 is equivalent to 2.0 pounds of V2O5 per short ton (2,000 pounds).

About Vanadium

Vanadium's principal use is as an alloying element in steel and the addition of small amounts of vanadium to an ordinary carbon steel can significantly increase its strength and improve both its toughness and ductility. Such high-strength low-alloy (HSLA) steels are vital for highrise buildings, bridges, pipelines, aerospace technology, golf clubs and automotive/ truck manufacturing.

Due to the inherent weight-saving qualities, HSLA steels are also much in demand by the space and defence programs. Today, about half of the world's steel manufacturing uses vanadium. Vanadium treated HSLA steels offer significant savings in processing through lower steel rolling temperatures, minimal heat treatment and increased strength-to-weight ratios. Other important uses of vanadium include its use in titanium alloys for high temperature applications such as aircraft turbine components. Vanadium is also being used in large batteries that are being developed as power storage units where power supply is likely to be interrupted or service is deliberately intermittent.

Exploration target and future work on the Bisoni McKay Vanadium Property

The technical report on the Bisoni McKay property, based on the assessment of all available data, states that a reasonable target for future exploration is between four million and six million short tons at 0.19 per cent to 0.39 per cent V_2O_5 to between 150 feet and 200 feet below surface. This target is based on sampling and drilling over a confirmed strike length of 6,000 feet, a width of 58 feet based on the surface sampling and analytical data from drill intercepts, and a conservative vertical extent. The lower grade in the range is taken from the surface sampling and the upper from Hecla's work. As of the date of this report the company has raised an additional $350,000 to be allocated to Phase I of the Bisoni McKay project. *(see subsequent events – section 4 below)*

Natural Health Food Manufacturing and Marketing – Northern Seas Products

The company remains engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

The overall sales of this company division (Northern Seas Products) to date have decreased by 10% comparatively to the same period in 2004 (quarter-end), mainly as a result of a continued decrease in the international sale of raw materials.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising $315,000 in working capital, and one for $150,000 was completed this current year and allocated towards the Bisoni McKay project.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. In January 2005 the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see section 3 - below). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility, including the possibility of a valuation report on the division.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:
(See Exploration, News releases and Material Changes below – section 3)

(b) Selected Financial Information:
This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2004 and internal financial statements for the quarter ending December 31, 2004 and March 31, 2005, which are incorporated by reference to this discussion. The company management has discussed the current financial results for the period ending March 31, 2005, with the directors and officers of the company, and amongst themselves respectively.

Summary of Financial Years
The following table sets forth selected audited financial information of Stina resources Ltd. for the last three completed financial years.

	FISCAL YEARS ENDED		
	September 30, 2004	**September 30, 2003**	**September 30, 2002**
Total Revenue	$ 102,788	$ 146,279	$ 143,333
Gross Profit	$ 78,890	$ 105,759	$ 111,838
Operating Expenses	$ 167,197	$ 173,674	$ 164,389
Net Income (Loss)	$ (88,307)	$ (67,915)	$ (52,551)
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 265,657	$ 17,678	$ 20,543

Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	June 30, 2005*	**Mar. 31, 2005**	**Dec. 31, 2004**	**Sept. 30, 2004***
Total Revenue	$ 30,657	$ 24,521	$ 22,292	$ 16,322
Gross Profit	$ 22,766	$ 18,364	$ 15,953	$ 12,265
Oper. Expenses	$ 283,119	$ 82,195**	$ 29,602	$ 55,686
Gain (Loss)	$ (260,353)	$ (68,831)	$ (13,649)	$ (43,603)*
(Loss) Per Share	$ (0.028)	$ (0.007)	$ (0.01)	$ (0.01)
Total Assets	$ 343,123	$ 277,847	$ 244,761	$ 265,657
Total Liabilities	$ 33,004	$ 52,563	$ 55,646	$ 62,893
	QUARTERS ENDED			
	June 30, 2004	**Mar. 31, 2004**	**Dec. 31, 2003**	**Sept. 30, 2003**
Total Revenue	$ 31,474	$ 27,360	$ 27,632	$ 29,321
Gross Profit	$ 24,657	$ 18,704	$ 23,264	$ 17,787
Oper. Expenses	$ 28,735	$ 46,380	$ 36,396	$ 43,365
Gain (Loss)	$ (4,078)	$ (27,676)	$ (13,132)	$ (25,578)
(Loss) Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 35,425	$ 40,065	$ 84,691	$ 17,678
Total Liabilities	$ 72,276	$ 55,802	$ 91,502	$ 80,107

** **The final quarter of the 2004 year** recorded a significantly higher net loss due to Other Items accounted for at year end such as impairment provisions for inventory valuation and cost of goods sold adjustments.*

*** **The quarter ending March 31, 2005** recorded significantly higher Operating Expenditures than any other quarter in the prior eight periods. This is due to costs associated with the review of the Option Agreement with Vanadium International Co.(legal fees, regulatory fees, audit fees in particular) entered into on January 27, 2005 (see below – Mineral Exploration)*

**** **The third quarter ending June 30, 2005** recorded a significantly higher Operating Expense and Net Loss due to significantly high expenditures in Stock based compensation (employee options factor) and contributed surplus of funds with respect to exploration costs being classified as assets in Mineral Interest (see note 4 of financial statements)*

Expenditure Comparison and Variances – Stina Administration Division:
Expenditure Increases: $23,220 in Accounting, Audit & Legal, mainly as a result of increased legal and audit preparation with respect to the option agreement entered into in January 2005; $4,099 in Office Expenditures, mainly as a result of increased business activities, particularly with respect to preparation of the option agreement entered into in January 2005; $6,986 in Regulatory Fees as a result of the review of the option agreement entered into in January 2005; $41,648 in Consulting Fees, mainly as a result of increased workload with respect to the option agreement entered into in January 2005 and the addition of an investor relations officer at $4,000 per month.

Expenditure Comparison and Variances – Mineral Exploration Division:
Mineral Exploration Division expenditures totaling $96,258 have been classified as Mineral Interest in company assets. This total is comprised of $60,000 cash payment to Vanadium International Co. upon regulatory approval of the option agreement, and $36,258 in property development expenses as follows:

Consulting Fees to JAMine and Dennis LaPrairie *(contracted engineers)*	$20,063
Staking of additional 17 claims by Claimstakers	16,036
ALS Chemex – storage fees of reserve assay samples	159
Total	$36,258

Total expenditures for the Phase I program have been estimated at US $224,000 (approximately CAD $278,000), plus approximately US $30,000 (approximately CAD $37,200) for metallurgical testing. A 9% contingency rate has been established in these budgeted expenditures. As of the date of this report, additional staking expenditures exceeded budgetary estimates by $2,656, mainly as a result of recently increased annual fees for the filing of the claims. At the date of this report other evaluations of actual expenditures versus budgetary figures were not possible as the Phase I program was in a very early stage.

Expenditure Comparison and Variances – Northern Seas Division:
Expenditure Increases: $2,412 in advertising & Promotion, as a result of participation in a trade show. ***Expenditure Decreases:*** $7,400 in Product & Market Development, due to the completion of a product development program in the previous year; $1,821 in Shipping, mainly due to lower product sales; $4,322 in Wages and Salaries, mainly as a result of the retirement of a staff member.

Liquidity and Solvency
During the quarter ended June 30, 2005 over the same period in 2004 cash resources increased by $132,815. This was mainly as a result of a non-brokered private placement completed in August 2004, during which $228,000 in working capital was raised, and another non-brokered private placement completed in April 2005, in which $150,000 was raised.

Capital Resources
The company's liquidity will depend upon its ability to market Northern Seas products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising a total of $315,000 in working capital, and another financing raised a further $150,000 for use in the Bisoni McKay exploration project.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. Subsequent to the reporting period the company announced it had signed an option agreement with a private resource exploration and

development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see Subsequent Events). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

In respect of the audit committee meeting on February 15, 2005 in which the year-end financial summary was reviewed with the company auditors, management has discussed with the directors of the company the need for increased control measures within the company, particularly with respect to transaction bookkeeping. It has been agreed in principle that, if the company is to pursue opportunities in a new line of business, greater control measures with respect to cash transactions and financings in particular will require regular reporting to directors, as well as comparative analysis against budget figures on a regular basis.

Summary of Securities

100,000,000 common shares without par value are authorized, of which 9,749,967 were issued and outstanding at June 30, 2005. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

Additionally, 1,200,000 warrants for one common share of stock at a price of $0.26 per were outstanding as of the date of this report.

During the period ending June 30, 2005 500,000 warrants were exercised at a price of $0.16 per.

c) Related Party Transactions

During the period the Company incurred premises rent in the amount of $10,000 (2004 - $7,730) to a company with common directors. The rent is payable on a month to month tenancy.

During the period sales commissions included in wages, commissions and contract services expense totalling $18,000 (2004 - $18,000) were paid to a director of the Company for product sales.

The Company incurred consulting fees in the amount of $32,800 (2004 - $23,630) payable to a company owned by an officer for administrative services.

d) Due To Related Parties

As of June 30, 2005, $5,004 was owed to a private company controlled by an officer of the company. (June 30, 2004 - $12,160)

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

On January 21 2005, the company requested the TSX Venture Exchange halt trading of the company shares pending an announcement.

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA. The property is subject to a 2.5-per-cent net smelter royalty to Dennis LaPrairie. Vanadium has held the claims since 1993. Pursuant to the agreement, the company will, upon TSX Venture Exchange approval to exercise the option, pay to Vanadium International Co. $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three-year period, as follows:

Upon TSX approval, pay $60,000 cash to Vanadium International Co.

In respect of phase I, the company will carry out the following:
i) Pay $90,000 cash to Vanadium International Co.;
ii) Allot and issue to Vanadium. 1.25 million common shares of the company;
iii) Incur and finance expenditures on the property of not less than $150,000.

In respect of phase II, the company will carry out the following:
i) Pay $100,000 cash to Vanadium;
ii) Allot and issue to Vanadium 1.25 million common shares; and
iii) Incur and finance expenditures of not less than $350,000.

In conjunction with this transaction the company has filed with the TSX Venture Exchange a Change of Business, and a filing statement will be submitted by company attorneys.

In addition, on January 27, 2005 the company concurrently proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share. This private placement was accepted and completed on June 3, 2005.

On April 25, 2005, the company agreed to an amended of the option agreement with Vanadium International Corp. as follows:

a) Reduction of the total amount of common shares transferred to Vanadim International Corp over the three phases from 2.5 million shares to 1.25 million shares, to be held in escrow for a period of three years accordance with the provisions for Value Securities set out in TSX Venture Exchange Policy 5.4 in accordance with Form 5D.

b) Stina shall have the right to purchase the remaining 50% interest in the Property (subject to a 2.5% net smelter interest in favor of Dennis La Prairie) (the "Remaining Interest") during the period ending on the 5th anniversary of acceptance of filing of this Agreement (the "Term") with the TSX Venture Exchange for the purchase price of US$2,000,000 subject to the approval of the TSX Venture Exchange and any applicable securities regulatory authority.

Under this amended agreement, in order to exercise the Option, Stina shall be required to:

(a) upon Regulatory Acceptance of this Agreement pay cash to Vanadium in the amount of $60,000 and incur and fund Expenditures on the Property during the period commencing on the Acceptance Date and ending on or before the first anniversary of the Acceptance Date of not less than $150,000;

(b) carry out in respect of Phase I, the following, provided that Stina may accelerate at its option any or all of the following obligations:

   (i) incur and fund Expenditures on the Property during the period commencing on the first anniversary of the Acceptance Date and ending on or before the second anniversary of the Acceptance Date of not less than $200,000;

   (ii) upon completion of payment of the Expenditures set out in §3(b)(i), pay cash to Vanadium in the amount of $90,000; and

   (iii) upon completion of payment of the Expenditures set out in §3(b)(i), allot and issue to Vanadium, and deliver to Vanadium certificates representing 625,000 Shares, to be held in escrow for a period of three years accordance with the provisions for Value Securities set out in TSX Venture Exchange Policy 5.4 in accordance with Form 5D; and

(c) carry out, after the completion of Phase I, in respect of Phase II, the following:

   (i) incur and fund Expenditures on the Property during the period commencing on the second anniversary of the Acceptance Date and ending on or before the third anniversary of the Acceptance Date of not less than $350,000;

   (ii) upon completion of payment of the Expenditures set out in §3(c)(i), pay cash to Vanadium in the amount of $100,000; and

   (iii) upon completion of payment of the Expenditures set out in §3(c)(i), allot and issue to Vanadium, and deliver to Vanadium certificates representing 625,000 Shares, to be held in escrow for a period of three years accordance with the provisions for Value Securities set out in TSX Venture Exchange Policy 5.4 in accordance with Form 5D. The Shares are to be earned out rateably over a time period equal to the earn out period of the Shares issuable under §(b)(iii).

(d) Stina shall have the right to purchase the remaining 50% interest in the Property (subject to a 2.5% net smelter interest in favor of Dennis La Prairie) (the "Remaining Interest") during the period ending on the 5th anniversary of acceptance of filing of this Agreement (the "Term") with the TSX Venture Exchange for the purchase price of US$2,000,000 subject to the approval of the TSX Venture Exchange and any applicable securities regulatory authority. This purchase option may be exercised by (i) the delivery of written notice to Vanadium of Stina's intention to exercise its purchase option (the "Purchase Option Notice") and (ii) the completion of such purchase within 90 days of the delivery of such notice. Vanadium agrees that it shall not consider any offer from any other party other than Stina unless Stina has either exercised its purchase option or the Term has expired.

On April 21, 2005 (see news release on that date) the company announced that it had entered into stock option agreements with company employees and consultants granting the right and option to purchase 924,994 shares of the company at 38 cents per share exercisable in whole or in part on or before five years from April 20, 2005.

This agreement was amended on May 17, 2005 (see news release on that date) to an option price of $0.50 per share, instead of $0.38.

On May 16, 2005 The company received subscription funds of $80,000 for the excercisement of 500,000 share warrants at $0.16 per share, and these common shares were issued.

On June 3, 2005 the TSX Venture Exchange accepted for filing the company's change of business, which includes the acceptance of the transaction of the option agreement with Vanadium International Co, amended on April 26, 2005 (see above).

On June 3, 2005 the TSX Venture Exchange accepted for filing the company's proposed non-brokered private placement for 300,000 common shares at a price of $0.50 per share, announced on January 27, 2005. The hold period on these shares expires on October 8, 2005.

On June 6, 2005 the common shares of the company resumed trading on the TSX Venture Exchange.

On June 29, 2005 the company hired James Corrigan as its Investor Relations officer and filed hie registration with the TSX Venture Exchange. The services agreement with Mr. Corrigan is for a renewable six-month contract at the monthly fee of $4,000. Subsequent to the period end, the TSX Venture Exchange has approved this filing.

4. SUBSEQUENT EVENTS

On July 6, 2005 the company announced that it has initiated exploration work on the Bisoni McKay vanadium property in Nevada. (see news release dated July 6/05)

Additionally, the company amended the geological technical report prepared for the company by JA Mine in January and amended in April 2005 as follows:

The technical report initially recommended a phase 1 program budgeted at $217,000 (U.S.) consisting of field mapping, additional sampling and survey control, to be followed by three fences of three diamond drill holes each. This phase was to include metallurgical testwork on surface samples and core from the diamond drilling, estimated to cost approximately $30,000 (U.S.).

These recommendations have subsequently been modified in July, 2005, to a phase 1 program of:

1. one fence of three diamond core holes, totalling approximately 1,000 feet, to be drilled at the northern end of the property to provide information for structural definition and interpretation. The holes will be designed to intersect vanadium-bearing mineralization (vanadium pentoxide, or V2O5) at 100 feet, 200 feet and 300 feet below the surface;
2. 10 to 12 reverse circulation holes totalling 3,000 feet to 3,600 feet, to be drilled outward from the core fence to the north and south; and
3. staking of an additional 17 lode mining claims contiguous with the claims described in the technical report.

The reasons for the modifications are as follows:

1. One fence of core holes will allow definition of the structure and interpretation for subsequent planning of the reverse circulation holes;
2. reverse circulation holes will provide larger samples of the mineralization for metallurgical testing supplementing material from the core holes; and
3. the additional claims will extend coverage to 13,600 feet along strike (north-northeast/south-southwest) and up to 3,000 feet across strike.

All other components of phase 1 will remain unchanged, including surface mapping, sampling and detailed map preparation. The cost for this modified phase 1 has been re-estimated at $224,000 (U.S.), plus the additional $30,000 (U.S.) for metallurgical testing.

The company has already spent $12,932 (U.S.) on staking the additional 17 claims and has filed the requisite documents with Nye county and the Bureau of Land Management. Fieldwork, including mapping, additional sampling and survey control commence in mid-July - August, while the diamond drilling and reverse circulation drilling will be subject to the availability of rigs.

On July 14, 2005 the company proposed a non-brokered financing of 200,000 common shares of stock at an offering price of $1.00 per share. The company also proposed that the maximum allowable finder's fee will be paid in either shares or cash. The proceeds will allocated to phase I of the work program on the Bisoni McKay vanadium property. (see news release dated July 14/05)

This private placement was subsequently amended from 200,000 shares to 350,000 units, with each unit consisting of one half a warrant, at an exercise price of $1.25, expiring two years from the date of regulatory acceptance. (August 17, 2007). This private placement was closed on August 17, 2005. The common shares have a four month hold period with ends on December 17, 2005

On August 25, 2005 the company signed a drilling contract with Kettle Drilling Company to drill the initial fence of three diamond core holes as per the geological report recommendations. Drilling is expected to commence in the last week of August.

5. OTHER

Additional information relating to the Company's operations and activities can be found by accessing the Company's Annual Information Form filed February 15, 2005, as well as news releases and reports filed on SEDAR at www.sedar.com.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

STINA RESOURCES LTD. CORPORATE INFORMATION

Head Office

Ste 13 – 465 King Street East
Toronto, ON M5A 1L6
Contact: Edward Gresko
Tel: (416) 368-2271 Fax: (416) 368-2635
E-Mail: info@stinaresources.com
Websites: **www.stinarsources.com**
www.northern-seas.com
www.petwonder.com

Directors and Officers

Edward Gresko, President/Director
Sidney Mann, Treasurer/Director
Robert Cuffney, Director
George Weinstein, Director
Jim Wall, Secretary/ Controller
James Corrigan, Investor Relations Officer

Registrar and Transfer Agent

Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, BC V6C 3B8

Solicitors

Fang & Associates
Ste 1925 - 700 W. Georgia St.
Vancouver, B.C. V7Y 1A1

Auditors

Dale, Matheson, Carr-Hilton, Labonte, CA's
#1700 – 1140 W. Pender Street
Vancouver, B.C.V6E 4G1

Listing

TSX Venture Exchange
Symbol: SQA
12g3-2(b): 82-2062